INTERNATIONAL TOWER HILL MINES LTD.

RECEIVED
2005 NOV -7 A 11:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 28, 2005

05012336

SUPPL

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-3248

Dear Sirs:

Re: International Tower Hill Mines Ltd. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

INTERNATIONAL TOWER HILL MINES LTD.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
President

PROCESSED
NOV 08 2005
THOMSON
FINANCIAL

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

ITH
INTERNATIONAL
TOWER HILL MINES

#507 – 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 685-1017
Fax: (604) 685-5777

NEWS RELEASE

PRIVATE PLACEMENT

October 28th, 2005 – International Tower Hill Mines Ltd. (TSX: ITH, OTC BB: ITHMF, BSE: IW9, www.towerhillmines.com) (the "*Company*") announces that it has now completed its private placement of an aggregate of 1,000,000 units at a price of $0.20 per unit, for an aggregate of $200,000. Each unit consists of one common share and one share purchase warrant (the "*Warrant*") to purchase one common share at a price of $0.26 per share, exercisable for a period of two years from October 21, 2005.

The private placement securities have now been issued and the securities are restricted from trading until February 22nd, 2006.

No finder's fee is payable with respect to the private placement.

About International Tower Hill Mines Ltd.
The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.
Mr. Anton Drescher, President
Tel: (604) 685-1017
Web site: www.towerhillmines.com